Exhibit 99.1

CorpBanca Issues Statement Regarding Cartica Lawsuit

Sends Letter to U.S. District Court for the Southern District of New York Highlighting Meritless Nature of Cartica’s Claims and Seeking Court Permission to File Motions to Dismiss Cartica Lawsuit

Posts on Its Website a Disclosure Document Regarding Proposed Combination of CorpBanca and Banco Itaú Chile

Notes CorpGroup’s Schedule 13D Filing

Santiago, Chile, May 30, 2014. CORPBANCA (NYSE:BCA; SSE: CORPBANCA) announced today that it has submitted to the presiding judge in the United States District Court for the Southern District of New York (the “Court”) a pre-motion letter seeking permission to file two separate Motions to Dismiss the complaint1 brought by Cartica Management, LLC (“Cartica”) regarding the proposed merger of CorpBanca and Banco Itaú Chile.  CorpBanca’s pre-motion letter provides, among other things, a short summary of the case and the factual and legal bases for CorpBanca’s motions to dismiss Cartica’s claims.

In addition, CorpBanca has posted to its website at www.corpbanca.cl a disclosure document providing additional information regarding its proposed merger with Banco Itaú Chile, including the relevant fairness opinions and preliminary pro forma information.  The disclosure document can be found on CorpBanca’s website along with previously disclosed materials regarding the proposed merger, including among other items, the Transaction Agreement, Shareholders Agreement, and additional transaction details in CorpBanca’s most recent annual report on Form 20-F.

Further, CorpBanca notes that CorpGroup, CorpBanca’s controlling shareholder, filed a Schedule 13D with the U.S. Securities and Exchange Commission disclosing, among other things, the widely known details of CorpGroup’s longstanding interest in CorpBanca.

CorpBanca issued the following statement:

Since the announcement of the proposed merger with Banco Itaú Chile, Cartica, an activist hedge fund investor, has waged a multi-national public relations campaign opposing the transaction.  As part of its campaign, Cartica filed a complaint against CorpBanca, its controlling shareholders, the individual directors and alternative directors of CorpBanca, and certain executive officers of CorpBanca, alleging violations of Sections 10(b), 13(d), and 20(a) of the Securities Exchange Act of 1934.  CorpBanca believes firmly that Cartica’s claims are misguided and entirely without merit, and its interests are not aligned with those of other CorpBanca shareholders.  Furthermore, we believe that the substantial disclosures CorpBanca has made regarding the transaction, which go above and beyond requirements under Chilean law, render Cartica’s claims moot.  In our letter to the Court, we have outlined the factual and legal deficiencies in Cartica’s claims, and have requested permission from the Court to file motions to dismiss Cartica’s complaint.

1 Cartica Management, LLC, et al. v. CorpBanca, et al., Case No. 14-cv-2258 (PKC)

Throughout the transaction process, which is in full compliance with the applicable laws and standards, CorpBanca has maintained consistent and open dialogue with its shareholders and has gone to great lengths to disclose all material information regarding the proposed merger to shareholders.  In accordance with this commitment to transparency, CorpBanca also posted to its website a disclosure document providing additional information on the proposed transaction, including the relevant fairness opinions and preliminary pro forma information.

The Board of Directors of CorpBanca oversaw a thorough and competitive process for identifying the best strategic alternative for CorpBanca and its shareholders before voting in favor of the proposed transaction with Banco Itaú Chile. A summary of this process is included in the disclosure document posted to the CorpBanca website. Through its self-serving actions, Cartica is seeking to deny CorpBanca shareholders the opportunity to vote for the proposed transaction and participate in the numerous expected benefits inherent in a merger of the two banks. One of the pillars of this transaction is to enhance earnings potential and consolidate a strong position in both Chile and Colombia going forward.  The merger of CorpBanca and Banco Itaú Chile is expected to create the fourth largest private bank in Chile with assets of US$46 billion, a total loan portfolio of US$35 billion and US$29 billion in deposits.  We strongly believe the merger will result in pre-tax savings of approximately $100 million per year.

CorpBanca strongly believes that the proposed transaction is in the best interests of CorpBanca shareholders, and we will maintain our commitment to transparency by keeping our shareholders informed about important developments throughout this process.

About CorpBanca

CORPBANCA (NYSE:BCA; SSE: CORPBANCA) is Chile’s oldest operating private bank founded in 1871. Based in Chile, CorpBanca also participates in Colombia and Panama. It also has a branch in New York and a representative office in Madrid. Its total consolidated assets are US$33 billion approximately and the equity totaled US$3.3 billion. Focused on large and medium companies and individuals, CorpBanca offers universal bank products. Its remarkable performance in the past 18 years has allowed consolidating CorpBanca as the fourth largest private bank in Chile. In 2012 CorpBanca started the process of regionalization with the acquisition of two banks in Colombia, becoming the first Chilean bank to have banking subsidiaries abroad.

As of March 31, 2014, according to the Chilean Superintendency of Banks, CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio (11.5% market share on a consolidated basis and 7.2% market share among private banks on an unconsolidated basis only taking into account its operations in Chile).

As of March 31, 2014, according to the Colombian Superintendency of Finance, CorpBanca Colombia and Helm Bank combined operations were the fifth largest bank in Colombia in terms of total assets and in terms of total loans and the fourth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect CorpBanca’s financial results is included from time to time in the “Risk Factors” section of CorpBanca’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

INVESTOR CONTACT
Investor Relations, CorpBanca
Santiago, Chile
Phone: +56 (2) 2660-2555
IR@corpbanca.cl

MEDIA CONTACT

Brian Maddox / Andrea Duffy
FTI Consulting
Phone: +1 (212) 850-5661

Matthew Sherman / Mahmoud Siddig
Joele Frank, Wilkinson Brimmer Katcher
Phone: +1 (212) 355-4449

Matias Cartajena / Pablo Reyes
Simplicity
Phone: +569 (9289) 5367